EXHIBIT 99.2

Consolidated Mercantile Incorporated

2008 Annual Report

TO THE SHAREHOLDERS

Your Directors are pleased to report on the activities and financial results of the Company for the year ended December 31, 2008.

Over the past number of years, the Company’s investment interests in both Polyair Inter Pack Inc. (“Polyair”) and Distinctive Designs Furniture Inc. (“Distinctive”) incurred substantial operating losses.  Management of the Company spent considerable time and effort in assisting these business units in restructuring their operations and enhancing their ability to be more competitive which provided the Company with the opportunity to maximize shareholder value, culminating in the December 2007 sale of both units.  With these divestiture transactions completed, the Company has the financial and management resources to seek out new long-term strategic acquisitions with the potential for future growth.

The Company recently announced that its directors have approved a business combination by way of a proposed amalgamation with Genterra Inc., a company whose shares are traded on the TSX Venture Exchange.  The transaction is subject to the approval of the shareholders of both companies and the approval of the regulatory authorities.  The combined company will benefit from the synergies resulting from a larger corporation with larger and more varied assets, a larger equity and income base and greater opportunities, which will help facilitate the financing of future growth and expansion.  The combined entity will allow for the businesses of both companies to operate on a more expeditious and cost effective basis.

Net Earnings for the period were $347,363 compared to $3.2 million in the preceding year.  The 2007 Net Earnings include the gain on sale of Polyair.  Earnings per share for the year was $0.07 compared with $0.63 in the comparable 2007 period.

As we reflect on the past we look forward to the future and continue to search for new opportunities.  Together with the Executives and Officers, we take this opportunity to thank our Shareholders for their continued support.

On Behalf of the Board

Signed “Fred A. Litwin”

Fred A. Litwin
President

BDO Dunwoody LLP
Chartered Accountants
And Advisors
Royal Bank Plaza
P.O. Box 32
Toronto  Ontario  Canada  M5J 2J8
Telephone: (416) 865-0200
Telefax: (416) 865-0887

Auditors’ Report

To the Shareholders of Consolidated Mercantile Incorporated

We have audited the consolidated balance sheet of Consolidated Mercantile Incorporated (“CMI”) as at December 31, 2008 and the consolidated statement of retained earnings, the consolidated statement of accumulated other comprehensive loss, the consolidated statement of operations and other comprehensive income and the consolidated statement of cash flows for the fiscal year then ended.  These consolidated financial statements are the responsibility of CMI’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of CMI as at December 31, 2008 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The prior year financial statements were audited by another firm of Chartered Accountants, who expressed an unqualified opinion in their report dated February 29, 2008.

(Signed) BDO Dunwoody LLP

CHARTERED ACCOUNTANTS, LICENSED PUBLIC ACCOUNTANTS

Toronto, Ontario
March 23, 2009

BDO D unwoody LLP is a Limited Liability Partnership registered in Ontario

CONSOLIDATED MERCANTILE INCORPORATED
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31
(Expressed in Canadian Dollars)

ASSETS	2008	2007

Current
Cash and cash equivalents	$14,178,399	$10,961,412
Short-term investments	2,880,094	5,461,581
Accounts receivable	20,797	26,351
Prepaid expenses	49,010	23,446
Notes receivable (Note 3)	99,935	832,459
	17,228,235	17,305,249
Investments (Note 4)	292,427	378,746
Notes receivable (Note 3)	-	457,513
	$17,520,662	$18,141,508

LIABILITIES
Current
Accounts payable and accrued liabilities	$121,181	$693,078
Income taxes payable	839,565	849,469
	960,746	1,542,547
Deferred gain (Note 5)	42,050	420,953
	1,002,796	1,963,500

SHAREHOLDERS' EQUITY
Capital stock (Note 6)
Issued and outstanding
315,544Class A Preference shares	141,826	141,826
5,076,407 Common shares (2007 – 5,081,207)	2,688,939	2,691,481
	2,830,765	2,833,307
Contributed surplus	59,411	59,411
Retained earnings	13,627,690	13,285,290
	16,517,866	16,178,008
	$17,520,662	$18,141,508

See accompanying notes to consolidated financial statements.
APPROVED ON BEHALF OF THE BOARD:
“Fred A. Litwin” Director	“Stan Abramowitz” Director
Fred A. Litwin                                                                                                                         Stan Abramowitz

CONSOLIDATED MERCANTILE INCORPORATED
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31
(Expressed in Canadian Dollars)

	2008	2007	2006

BALANCE AT BEGINNING OF YEAR, as previously stated	$13,285,290	$9,839,400	$18,979,164
Unrealized gain on short-term investments, net of taxes (Note 1)	-	237,135	-
BALANCE AT BEGINNING OF YEAR, as restated	13,285,290	10,076,535	18,979,164
Excess of cost of shares purchased for cancellation over stated value	(4,963)	-	(10,628)

Net earnings (loss) for the year	347,363	3,208,755	(9,129,136)
BALANCE AT END OF YEAR	$13,627,690	$13,285,290	$9,839,400

CONSOLIDATED STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31

	2008	2007	2006
BALANCE AT BEGINNING OF YEAR, as previously stated	$-	$-	$-
Share of accumulated unrealized exchange loss of significantly influenced company (Note 1)	-	(757,088)	(1,048,467)
BALANCE AT BEGINNING OF YEAR, as restated	-	(757,088)	(1,048,467)
Other comprehensive income for the year	-	757,088	291,379
BALANCE AT END OF YEAR	$-	$-	$(757,088)

See accompanying notes to consolidated financial statements.

CONSOLIDATED MERCANTILE INCORPORATED
CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31
(Expressed in Canadian Dollars)

	2008	2007	2006

REVENUE
Interest income	$361,211	$194,304	$225,617
Investment income (loss)	(1,045,628)	359,629	(217,608)
	(684,417)	553,933	8,009

EXPENSES (Schedule)	(1,062,193)	1,426,177	505,759
EARNINGS (LOSS) FROM OPERATIONS BEFORE THE FOLLOWING	377,776	(872,244)	(497,750)
Equity earnings (loss) of significantly influenced companies	4,572	(723,175)	(783,926)
Gain on dilution of investment in former equity investee	-	67,881	-
Gain on sale of investment in former consolidated subsidiary	-	130,850	-
Gain on sale of investment in former equity investee	-	5,272,151	-
Write-down of investment in significantly influenced company	(31,000)	(140,000)	-
Write-down of investment in former equity investee	-	-	(991,732)
	(26,428)	4,607,707	(1,775,658)
EARNINGS (LOSS) BEFORE INCOME TAXES	351,348	3,735,463	(2,273,408)
Income taxes (recovery) (Note 9)	3,985	(20,325)	700,263
EARNINGS (LOSS) FROM CONTINUING OPERATIONS	347,363	3,755,788	(2,973,671)
Loss from discontinued operations, net of taxes (Note 11)	-	(1,186,997)	(1,343,646)
Share of earnings (loss) from discontinued operations of former equity investee, net of taxes	-	639,964	(4,811,819)
	-	(547,033)	(6,155,465)
NET EARNINGS (LOSS) FOR THE YEAR	347,363	3,208,755	(9,129,136)
Other comprehensive income (loss), net of taxes
Share of unrealized exchange gain (loss) of former equity investee	-	(321,100)	54,766
Reclassification of unrealized exchange gain of former equity investee to earnings	-	1,078,188	236,613
Other comprehensive income	-	757,088	291,379
COMPREHENSIVE INCOME (LOSS) FOR THE YEAR	$347,363	$3,965,843	$(8,837,757)

EARNINGS (LOSS) PER SHARE (Note 7)

Earnings (loss) per share from continuing operations Basic and diluted	$0.07	$0.74	$(0.59)
Loss per share from discontinued operations Basic and diluted	$0.00	$(0.11)	$(1.21)
Earnings (loss) per share Basic and diluted	$0.07	$0.63	$(1.80)

See accompanying notes to consolidated financial statements.

CONSOLIDATED MERCANTILE INCORPORATED
SCHEDULE TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31
(Expressed in Canadian Dollars)

	2008	2007	2006
EXPENSES
Administrative and general	$536,873	$1,083,445	$540,036
(Gain) loss on foreign exchange	(1,657,741)	342,732	(34,277)
Impairment loss on note receivable, net (Notes 3 & 5)	58,675	-	-
	$(1,062,193)	$1,426,177	$505,759

See accompanying notes to consolidated financial statements.

CONSOLIDATED MERCANTILE INCORPORATED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31
(Expressed in Canadian Dollars)

	2008	2007	2006
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Earnings (loss) from continuing operations	$347,363	$3,755,788	$(2,973,671)
Items not affecting cash (Note 8(a))	308,631	(4,450,662)	2,551,569
Change in non-cash components of working capital (Note 8(b))	(601,815)	579,038	19,722
	54,179	(115,836)	(402,380)
Funds provided by discontinued operations	-	8,012	-
	54,179	(107,824)	(402,380)

FINANCING ACTIVITIES
Purchase of common shares for cancellation	(7,505)	-	(17,674)

INVESTING ACTIVITIES
Decrease (increase) in note receivable to former consolidated subsidiary	-	1,082,459	(250,000)
Decrease (increase) in notes receivable	752,459	(1,289,972)	-
Decrease (increase) in short-term investments	2,349,827	1,634,870	(2,802,839)
Proceeds from disposal of investment in former consolidated subsidiary, net	-	420,954	-
Proceeds from disposal of investment in former equity investee, net	-	6,003,795	-
Proceeds from redemption of shares in significantly influenced company	59,891	-	-
	3,162,177	7,852,106	(3,052,839)

UNREALIZED FOREIGN EXCHANGE GAIN (LOSS) ON CASH BALANCES	8,136	(356,272)	11,306

CHANGE IN CASH AND CASH EQUIVALENTS	3,216,987	7,388,010	(3,461,587)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	10,961,412	3,573,402	7,034,989

CASH AND CASH EQUIVALENTS AT END OF YEAR (Note 8(c))	$14,178,399	$10,961,412	$3,573,402

SUPPLEMENTARY CASH FLOW INFORMATION FROM CONTINUING OPERATIONS:

Income taxes paid	$75,983	$24,241	$41,516

NON-CASH TRANSACTIONS (Note 3)

Non-cash consideration received on sale of former consolidated subsidiary	$-	$457,513	$-

See accompanying notes to consolidated financial statements.

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008, 2007 AND 2006
(Expressed in Canadian Dollars)

Consolidated Mercantile Incorporated (“the Company”) is a management holding company whose shares are traded on the Toronto Stock Exchange.   The Company recently announced that the directors have approved a business combination by way of a proposed amalgamation with Genterra Inc., a company whose shares are traded on the Toronto Venture Exchange.  The transaction is subject to the approval of shareholders of both companies and the approval of regulatory authorities.  In the interim, the Company’s working capital is held in a combination of cash and liquid marketable securities with risk-adjusted returns.

These consolidated financial statements include the accounts of the Company and 2041804 Ontario Inc., a wholly- owned subsidiary.

1.           CHANGES IN ACCOUNTING POLICIES

Fiscal 2008

The Canadian Institute of Chartered Accountants (“CICA”) has issued Handbook Sections 3862 “Financial Instruments – Disclosures” and 3863 “Financial Instruments – Presentation”.  These new standards replace Handbook Section 3861 “Financial Instruments – Disclosure and Presentation” and enhance the disclosure of the nature and extent of risks arising from financial instruments and how the entity manages these risks.  These new standards have been adopted by the Company effective January 1, 2008.

The CICA has issued Handbook Section 1535 “Capital Disclosures”.  This section establishes standards for disclosures of both qualitative and quantitative information that enable users to evaluate the company’s objectives, policies and processes for managing capital.  These new standards have been adopted by the Company effective January 1, 2008.

Fiscal 2007

The Canadian Institute of Chartered Accountants (“CICA”) issued the following accounting standards:  Handbook Section 1530: Comprehensive Income, Handbook Section 3251: Equity, Handbook Section 3855: Financial Instruments – Recognition and Measurement, Handbook Section 3861: Financial Instruments – Disclosure and Presentation, Handbook Section 3865: Hedges, and Handbook Section 1506: Accounting Changes.  These new standards were adopted by the Company on January 1, 2007.

The impact of adoption of CICA Handbook Sections 1530, 3251, 3855, and 3861 in 2007 was as follows:

The Company recorded a transition adjustment effective January 1, 2007, attributable to the following: (i) an increase of $237,135, net of taxes, to the opening balance of Retained Earnings for financial instruments classified as held-for-trading that were not previously recorded at fair value; and (ii) the recognition of $757,088 (2006 - $1,048,467) to the opening balance of Accumulated Other Comprehensive Loss related to the Company’s share of unrealized exchange loss of significantly influenced company.

The adoption of Sections 1506 and 3865 had no impact on the Company’s 2007 consolidated financial statements.

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its subsidiary company.  Inter-company balances and transactions have been eliminated on consolidation.

(b)	Cash and cash equivalents

The Company’s cash equivalents consist primarily of investments in short-term deposits, with maturity of three months or less from dates of placements.

(c)           Short-term Investments

Short-term investments consist of managed funds which invest in marketable securities. These investments are classified as held-for-trading.  Fair value of short-term investments is based on the net asset value of the underlying funds.

(d)           Investments

Long-term investments in which the Company has significant influence are accounted for using the equity method.  Whenever events or changes in circumstances indicate that the carrying value of the investment may not be recoverable, the investment will be written down to its fair value.  Any impairment in value is recorded in the consolidated statement of operations.

(e)           Translation of Foreign Currency

(i) Assets, liabilities, revenue and expenses denominated in foreign currency are translated at the rate of exchange in effect on the date of the transaction.  Monetary assets and liabilities are translated at the rates of exchange in effect at the end of the fiscal year. The resulting gains and losses are included in the consolidated statement of operations.

(ii) The Company’s former investment in its foreign operations (former equity investee) was of a self-sustaining nature.  Accordingly, assets and liabilities of foreign operations were translated to Canadian dollars at the exchange rates in effect at the balance sheet date and revenues and expenses were translated at average rates for the year.  Related foreign currency translation adjustments were recorded as a separate component of shareholders’ equity in accumulated other comprehensive income (loss).

(f)           Income Taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of assets and liabilities.

Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that the rate changes.

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)           Accounting Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period.  Estimates made by management include impairment assessment of notes receivable and the basis for current and future income taxes.  Actual results could differ from management's best estimates as additional information becomes available in the future.

(h)           Revenue Recognition

Interest income is recognized on an accrual basis.  Investment transactions are recorded on the transaction date and any realized gains and losses are recognized using the average cost of the investment.

(i)           Earnings (Loss) Per Share

Basic earnings (loss) per share is computed using the weighted average number of common shares that are outstanding during the year.  Diluted earnings (loss) per share is computed using the weighted average of common and potential common shares outstanding during the year.  Potential common shares consist of the incremental number of common shares issuable upon the exercise of stock options and share purchase warrants using the treasury method.

(j)           Stock-based Compensation Plans

The Company has a stock-based compensation plan, which is described in Note 6 (c).  The Plan is designed to secure for the Company and its shareholders the benefits of the incentive inherent in share ownership by those directors, officers and key employees responsible for the management and growth of the Company’s business.  The Plan does not include any provision whereby the vesting of options granted thereunder is in any way limited or restricted.  Options granted under the Plan may be exercised for such period as may be determined by the Board of Directors at the time such option is granted.  The Company accounts for stock-based compensation and other stock-based payments using the fair value-based method.  Under the fair value-based method, compensation costs attributable to awards to Company employees are measured at fair value at the date of the grant, amortized over the vesting period on a straight-line basis, and charged to earnings with a related credit to contributed surplus.  Consideration paid by employees on exercise of stock options is recorded as share capital. The Company has not granted any new options since the adoption of these recommendations.  As at December 31, 2008, the Company has no outstanding stock options.

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(k) Financial Instruments

The following methods and assumptions are used by the Company in determining the recognition, measurement and disclosures for financial instruments.

Cash and cash equivalents: The Company’s cash equivalents consist primarily of investments in short-term deposits with maturities of three months or less from dates of placement.  Cash and cash equivalents are classed as held-for-trading financial assets and are initially recognized at the fair value that is directly attributable to the acquisition or issue.  They are carried in the consolidated balance sheet at fair value with changes in fair value recognized in the consolidated statement of operations in the same period as incurred.

Short-term investments: The Company’s short-term investments consist of portfolio investments and are classified as trading securities. Short-term investments are recorded at fair value with both realized and unrealized gains and losses recognized on the consolidated statement of operations in the same period as incurred.

Other financial assets: The Company’s other financial assets consist primarily of long-term investments and note receivable.

Note receivable is classified as loans and receivables.  This is a non-derivative financial asset with fixed or determinable payments and is not quoted in an active market.  This note is initially recognized at the fair value which is determined by discounting the cash flows using the current fair market value rate and subsequently carried at amortized cost using the effective interest rate method, less provision for impairment.  Interest income and impairment write-downs are recognized on the consolidated statement of operations in the same period as incurred.  All other gains or losses are recognized when the instrument is removed from the consolidated balance sheet.

Other financial liabilities: The Company’s other financial liabilities include accounts payable and accrued liabilities.  Accounts payable and accrued liabilities consist primarily of trade payables. They are initially recognized at the fair value that is directly attributable to their acquisition or issue and subsequently carried at amortized cost using the effective interest rate method.  The effect of discounting on these financial instruments is not considered to be material.

(l) Management of Financial Risks

The Company’s financial instruments that are subject to financial risks disclosures consist primarily of cash and cash equivalents, short-term investments, note receivable, and accounts payable and accrued liabilities. The Company is exposed to various risks as it relates to these financial instruments. There have not been any changes in the nature of risks or the process of managing these risks from previous periods.  The risks and processes for managing the risks are set out below:

Liquidity Risk

Liquidity risk arises from the Company’s management of working capital.  It is the risk that the Company will encounter difficulty in meeting it financial obligations as they fall due.

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(l) Management of Financial Risks (continued)

Liquidity Risk (continued)

The Company’s objective is to ensure that it will always have sufficient cash to allow it to meet its liabilities when they become due.  To achieve this aim, the Company seeks to maintain cash balances to meet expected requirements for a period of twelve months.  At the balance sheet date, the Company expected to have sufficient liquid resources to meet its obligations under all reasonable expected circumstances.

Interest Rate Risk

Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates. The Company has not used derivative financial instruments to alter its exposure to interest rate risk.

The Company invests surplus cash in treasury bills, publicly traded corporate bonds and loans receivable.  In doing so, the Company exposes itself to fluctuations in interest rates that are inherent in such a market.  The net annualized effect for the year of a 0.5% decrease in the interest rate at the balance sheet date on these financial instruments would have resulted in a decrease in post-tax earnings of approximately $47,000 (2007 - $37,000).  A 0.5% increase in the interest rate would, on the same basis, have increased post-tax earnings by the same amount.

Currency Risk

Currency risk is the risk that a variation in exchange rates between the Canadian dollar and foreign currencies will affect the Company’s operating and financial results.  Cash and cash equivalents as at December 31, 2008 includes US$35,892 (December 31, 2007 – US$8,773,972).  Currency gains (losses) are reflected as a separate component of expenses.  The effect for the year of a $0.01 strengthening of the US Dollar against the Canadian Dollar on the Company’s US Dollar denominated amounts carried at the balance sheet date (all other variables held constant) would have resulted in an increase in post-tax earnings of approximately $240 (2007 - $58,000).  A $0.01 weakening in the exchange rate would, on the same basis, have decreased post-tax earnings by the same amount. At December 31, 2008, the Company had no outstanding foreign exchange commitments.

Other Price Risk

Other price risk is the risk that the market value or future cash flows of financial instruments will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk).  The Company moderates this risk through a careful selection and diversification of securities and other financial instruments within the limits of the Company’s objectives and strategy.  Price fluctuations of the global equity markets could impact the performance of the Company’s short-term investments.

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (continued)

(l) Management of Financial Risks (continued)

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and short-term investments.

(i) Cash and cash equivalents are maintained with several financial institutions.  Deposits held with banks may exceed the amount of insurance provided on such deposits.  Generally, these deposits may be redeemed upon demand and are maintained with financial institutions of reputable credit and therefore bear minimal credit risk.

(ii) Short-term investments held by reputable professional hedge fund managers can be withdrawn in any given month and therefore credit risk is considered minimal.

(m)           Capital Management

The Company’s primary objective when managing capital is to create and maximize shareholder value through internal growth of investments and acquisitions of companies having synergistic product lines and technologies, management strength and a presence in markets with the potential for sales of complementary products.  The Company’s investment strategy, which has been applied successfully in the past, is to assist operating units in taking advantage of their strengths by investment in and by the provision of management and merchant banking services, with the objective of creating added value to the Company and its shareholders.

The Company considers its total capitalization to consist of shareholders’ equity. There have been no changes in what the Company considers to be capital since the previous year. The Company does not have a formal policy in measuring any net debt to equity and net debt to total capitalization ratios as the Company does not currently have any debt obligations.

As at December 31, 2008, the Company has no externally imposed capital requirements.

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (continued)

(n)           Recent Accounting Pronouncements

Recent accounting pronouncements affecting the Company’s financial reporting under Canadian GAAP are summarized below:

In February 2008, the CICA issued amendments to Handbook Section 1000, “Financial Statement Concepts” to clarify the criteria for recognition of an asset and the timing of expense recognition.  The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.  The Company will apply the amendments to Handbook Section 1000 commencing January 1, 2009.  The implementation of the amendments to Handbook Section 1000 are not expected to have a significant impact on the Company’s results of operations, financial position and disclosures.

In February 2008, the CICA issued a new accounting standard, Handbook Section 3064, concerning goodwill and intangible assets. The new section replaces the existing guidance on goodwill and other intangible assets and research and development costs.  The new section provides additional guidance on measuring the cost of goodwill and intangible assets. The new standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.  The Company is currently assessing the impact of the new standard but does not believe it will have a significant impact on the Company’s results of operations, financial position and disclosures.

The Canadian Accounting Standards Board (“AcSB”) confirmed that the adoption of IFRS would be effective for the interim and annual periods beginning on or after January 1, 2011 for Canadian publicly accountable profit-oriented enterprises.  IFRS will replace Canada’s current GAAP for these enterprises.  Comparative IFRS information for the previous fiscal year will also have to be reported.  These new standards will be effective for the Company in the first quarter of 2011.  The Company is currently in the process of evaluating the potential impact of IFRS to our consolidated financial statements. This will be an ongoing process as new standards and recommendations are issued by the International Accounting Standards Board and the AcSB.  While the Company has begun assessing the adoption of IFRS, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3.           NOTES RECEIVABLE
	2008	2007
Note receivable, bearing interest at prime plus 2% per annum, due on demand, secured by a general security agreement.	$-	$216,409
Note receivable, bearing interest at 10% per annum, due on demand, secured by a general security agreement.	-	616,050
Note receivable, non-interest bearing, discounted at 17.5%, repayable in ten equal consecutive annual instalments of $100,000, with the first instalment due on January 15, 2009 and each anniversary thereafter. The note is secured by the shares of a former consolidated subsidiary, Distinctive Designs Furniture Inc. (“Distinctive”).	537,513	457,513
	537,513	1,289,972
Allowance for doubtful accounts	(437,578)	-
	99,935	1,289,972
Less: Current portion	99,935	832,459
	$-	$457,513

Effective December 28, 2007, the Company sold all of its investment interest in Distinctive to Distinctive’s other major shareholder.  The proceeds from the sale of the shares was satisfied by a promissory note issued by the purchaser.  The note which is non-interest bearing has been discounted and is repayable in ten equal consecutive annual instalments of $100,000, with the first instalment due on January 15, 2009.  This note is only due and payable in any given year if Distinctive continues its business.  Over the past number of years, Distinctive incurred substantial operating losses.  Distinctive continues to be impacted by a difficult retail environment as a result of competitive market conditions and the poor global economy and accordingly, management of the Company believes the above reserve is appropriate.  As a result, the deferred gain on the sale of this investment has also been adjusted (Note 5).

4.           INVESTMENTS
	2008	2007
Investment in significantly influenced company Common shares – at equity (1.5%) This is a public company with significant interest in real estate properties located in Ontario, Canada which shares are not actively traded. As a result, the market value does not reflect the underlying value of this investment. (market value 2008 - $62,805; 2007- $135,917)	$292,427	$378,746

5.           DEFERRED GAIN

Effective December 28, 2007, the Company sold all of its investment interest in Distinctive to Distinctive’s other major shareholder.  The proceeds from the sale of the shares was satisfied by a promissory note issued by the purchaser.  The note which is non-interest bearing has been discounted and is repayable in ten equal consecutive annual instalments of $100,000, with the first instalment due on January 15, 2009.  The note is secured by shares of Distinctive. This note is only due and payable in any given year if Distinctive continues its business. Under Emerging Issues Committee Abstract 79, the gain on sale is only recognized in the statement of operations to the extent it is realized.  Accordingly, $420,953 of the gain on the sale has been deferred at December 31, 2007.

Distinctive continues to be impacted by a difficult retail environment as a result of competitive market conditions and the poor global economy and accordingly, management of the Company believes a reserve on the promissory note is appropriate. As a result, the deferred gain has been adjusted and the reduction of $378,903 has been set off against the impairment loss on note receivable and included in expenses on the consolidated statement of operations (Note 3).

6.           CAPITAL STOCK

(a)           Authorized

Unlimited	Class A Preference shares, $0.04 non-cumulative, non-voting, non-participating,
$0.44 redeemable by the Company

                           UnlimitedPreference shares, issuable in series

                           UnlimitedCommon shares

(b)	Issued

	Common Shares		Class A Preference Shares
	# of Shares	$ Value	# of Shares	$ Value
Balance at December 31, 2005	5,094,507	2,698,527	315,544	141,826
Repurchase for cancellation	(13,300)	(7,046)	-	-
Balance at December 31, 2006 and 2007	5,081,207	2,691,481	315,544	141,826
Repurchase for cancellation	(4,800)	(2,542)	-	-
Balance at December 31, 2008	5,076,407	2,688,939	315,544	141,826

During the year, the Company repurchased 4,800 (2007 – Nil; 2006 - 13,300) Common shares for cancellation pursuant to a Normal Course Issuer Bid for a total consideration of $7,505 (2007 -$Nil; 2006 - $17,674).  The excess cost of the purchase price over the book value of the shares was charged to retained earnings.

6.           CAPITAL STOCK (continued)

(c)	Stock Options

The Company has a single Stock Option Plan.  The Plan is designed to secure for the Company and its shareholders the benefits of the incentive inherent in share ownership by those directors, officers and key employees responsible for the management and growth of the Company’s business.  The Plan does not include any provision whereby the vesting of options granted thereunder is in any way limited or restricted.  Options granted under the Plan may be exercised for such period as may be determined by the Board of Directors at the time such option is granted.  The maximum number of common shares which may be reserved for issuance to any one person under the Plan is 5% of the common shares outstanding at the time of the grant.

The number of shares reserved for issuance under the Stock Option Plan is currently limited to 500,000 common shares at an option price not less than the market price at the date of issuance.

As at December 31, 2008, the Company has no outstanding stock options.

	Number of Options			Average Exercise Price
	2008	2007	2006	2008	2007	2006
Beginning of year	--	--	190,000	$ -	$ -	$ 2.29

Expired	--	--	(190,000)	$ -	$ -	$ 2.29
End of year	--	--	--	$ -	$ -	$ -

(d)           Share Purchase Warrants

Pursuant to long-term debt repayment options, the Company issued share purchase warrants entitling the holders to purchase Common shares at an exercise price of $3.00 per Common share.   These share purchase warrants expired on September 7, 2006.

	Number of Warrants
	2008	2007	2006
Beginning of year	--	--	226,665

Expired	--	--	(226,665)
End of year	--	--	--

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008, 2007 AND 2006
(Expressed in Canadian Dollars)

7.           EARNINGS (LOSS) PER SHARE

The following table sets forth the calculation of basic and diluted earnings per share:

	2008	2007	2006

Numerator:
Earnings (loss) from continuing operations	$347,363	$3,755,788	$(2,973,671)
Loss from discontinued operations, net of taxes	-	(1,186,997)	(1,343,646)
Share of earnings (loss) from discontinued operations of significantly influenced company	-	639,964	(4,811,819)
Loss from discontinued operations	-	(547,033)	(6,155,465)
Numerator for basic and diluted earnings per share available to Common shareholders	$347,363	$3,208,755	$(9,129,136)
Denominator:
Weighted average number of participating shares outstanding and denominator for basic and diluted earnings (loss) per share	5,077,717	5,081,207	5,089,964
Earnings (loss) per share

Earnings (loss) per share from continuing operations
Basic and diluted	$0.07	$0.74	$(0.59)

Loss per share from discontinued operations
Basic and diluted	$0.00	$(0.11)	$(1.21)

Earnings (loss) per share
Basic and diluted	$0.07	$0.63	$(1.80)

8.           CONSOLIDATED STATEMENTS OF CASH FLOWS
	2008	2007	2006

(a)Items not affecting cash:

Unrealized (gain) loss on short-term investments	$231,664	$(179,984)	$-
Unrealized (gain) loss on foreign exchange	(8,136)	356,272	(11,306)
Impairment loss on note receivable, net (Notes 3 & 5)	58,675	-	-
Write-down of short-term investments	-	-	91,799
Equity (earnings) loss of significantly influenced companies	(4,572)	723,175	783,926
Gain on dilution of investment in former equity investee	-	(67,881)	-
Gain on sale of investment in former consolidated subsidiary		(130,850)	-
Gain on sale of investment in former equity investee	-	(5,272,151)	-
Write-down of investment in significantly influenced company	31,000	140,000	-
Write-down of investment in former equity investee	-	-	991,732
Future income taxes (recovery)	-	(19,243)	695,418
	$308,631	$(4,450,662)	$2,551,569
(b)Change in non-cash components of working capital:

Decrease (increase) in accounts receivable	$5,554	$(4,706)	$26,526
(Increase) decrease in prepaid expenses	(25,564)	395	46,789
(Decrease) increase in accounts payable and accrued liabilities	(571,901)	587,587	(39,297)
Decrease in income taxes payable	(9,904)	(4,238)	(14,296)
	$(601,815)	$579,038	$19,722

(c) Cash and cash equivalents:
Cash and cash equivalents consist of cash balances with banks and investments in money market instruments. Cash and cash equivalents included in the statement of cash flows are comprised of the following balance sheet amounts:

Cash balances with banks	$48,606	$38,209	$63,807
Money market instruments	14,129,793	10,923,203	3,509,595
Total cash and cash equivalents	$14,178,399	$10,961,412	$3,573,402

Money market instruments consist primarily of investments in short term deposits with reputable Canadian financial institutions bearing interest at approximately 1% per annum with maturities of three months or less.

9.           INCOME TAXES

The Company’s income tax expense differs from the amount that would have resulted by applying Canadian statutory tax rate of approximately 33.5% (2007 – 36.1%; 2006 – 36.1%) to income as described below:

	2008	2007	2006

Income tax computed at statutory combined basic income tax rates	$117,701	$1,348,503	$(820,700)
Increase (decrease) in income tax resulting from:
Non-deductible items	19,683	(1,708)	78
Non-taxable equity items	8,853	287,101	641,012
Non-taxable portion of capital (gain) loss	(167,643)	(1,347,181)	67,209
Re-valuation of future tax benefits previously recognized (not recognized)	-	(289,000)	602,000
Future tax benefits not recognized	26,500	-	220,000
Other	(1,109)	(18,040)	(9,336)
Effective income tax provision (recovery)	$3,985	$(20,325)	$700,263

The components of income taxes are as follows:

	2008	2007	2006

Current (recovery)	$3,985	$(1,082)	$4,845
Future (recovery)	-	(19,243)	695,418
	$3,985	$(20,325)	$700,263

9.           INCOME TAXES  (continued)

A summary of the principal components of future tax assets and liabilities calculated in accordance with Canadian accounting principles as at December 31 is noted below:

	2008	2007

Non-current future income tax assets
Non-capital loss carry-forwards	$511,000	$526,500
Marketable securities	26,500	-
Valuation allowance	(537,500)	(526,500)
Total future income tax assets	$-	$-

The Company has non-capital loss carry-forwards of approximately $1,548,000 of which $468,000 expires in 2014, $493,000 expires in 2015, $585,000 expires in 2026 and $2,000 expires in 2027.  No future income tax assets have been recognized in respect of these non-capital losses carry-forward.

10.           RELATED PARTY TRANSACTIONS

The Company entered into transactions and had outstanding balances with various companies related by virtue of common ownership and management.  The transactions with related parties are in the normal course of business and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Significant related party transactions and outstanding balances not disclosed elsewhere in these consolidated financial statements are summarized as follows:

Administration and management fees of $240,000 (2007 - $240,000; 2006 - $240,000) were paid to a company of which directors, officers and/or shareholder are also directors and officers of the Company.

On December 31, 2007, upon the completion of the Company’s disposition of its investment interest in Polyair Inter Pack Inc., a bonus payment of $500,000 (2006 - $Nil) became payable to officers of the Company.  The amount was included in accounts payable and accrued liabilities as at December 31, 2007 and was paid during 2008.

The Company’s former consolidated subsidiary (Note 11) made furniture sales of $Nil (2007 - $Nil; 2006 - $131,903) to its former fifty percent owned equity investee company.

The Company’s former consolidated subsidiary (Note 11) paid rent of $Nil (2007 - $211,598; 2006 - $355,206) to a company of which directors and officers are also directors and/or officers of the Company.

The Company’s former consolidated subsidiary (Note 11) paid management fees of $Nil (2007 - $26,000; 2006 - $72,000) to a company of which directors, officers and/or shareholder are also directors and/or officers of the Company.

11.           DISCONTINUED OPERATIONS (2007)

Effective December 28, 2007, the Company sold all of its shares and all of the debt owed by Distinctive, a consolidated subsidiary, to Distinctive’s other major shareholder.  Accordingly, the operating results of Distinctive have been classified by the Company as discontinued operations and comparative figures have been restated.

The following table provides information with respect to the amounts included in the results of discontinued operations for Distinctive:

	2007	2006

Sales	$18,990,737	$30,262,368

Loss before income taxes	$(2,473,725)	$(2,431,725)
Income tax (recovery)	(55,000)	267,218
Loss before non-controlling interest	(2,418,725)	(2,698,943)
Non-controlling interest	1,231,728	1,355,297
Loss from discontinued operations	$(1,186,997)	$(1,343,646)

Supplementary cash flow information from discontinued operations:

Interest paid	$674,673	$406,030

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2008

The following Management’s Discussion and Analysis (MD&A) provides a review of the financial condition and results of operations of Consolidated Mercantile Incorporated (“the Company”) for the year ended December 31, 2008.  This MD&A should be read in conjunction with the Company’s December 31, 2008 consolidated financial statements included elsewhere herein.

In this document and in the Company’s consolidated financial statements, unless otherwise noted, all financial data is prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). All amounts, unless specifically identified as otherwise, both in the consolidated financial statements and this MD&A, are expressed in Canadian dollars.

Management’s Discussion and Analysis contains forward-looking statements, including statements concerning possible or assumed future results of operations of the Company.  Forward-looking statements typically involve words or phrases such as “believes”, “expects”, “anticipates”, “intends”, “foresees”, “estimates” or similar expressions.  Forward-looking statements involve risks, uncertainties and assumptions, as described from time to time in the Company’s reports and filed with the United States Securities and Exchange Commission and securities commissions in Canada, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. In addition, the Company expressly disclaims any obligation to publicly update or alter its previously issued forward-looking statements.

THE COMPANY

The business objective of the Company is to create and maximize shareholder value through internal growth of investments and acquisitions of companies having synergistic product lines and technologies, management strength and a presence in markets with the potential for sales of complementary products.  The Company’s strategy is to assist operating units in taking advantage of their strengths by investment in and by the provision of management and merchant banking services, with the objective of creating added value to the Company and its shareholders.

Over the past number of years, the Company’s investment interests in both Polyair Inter Pack Inc. (“Polyair”) and Distinctive Designs Furniture Inc. (“Distinctive”) incurred substantial operating losses.  During 2007, Management of the Company spent considerable time and effort in assisting these business units in restructuring their operations and enhancing their ability to be more competitive in their respective industries.  These efforts provided the Company with the opportunity to maximize shareholder value, culminating in the December 2007 sale of both units.  With these divestiture transactions completed, the Company now has the financial and management resources to seek out new long-term strategic acquisitions with the potential for future growth.    The Company recently announced that its directors have approved a business combination by way of a proposed amalgamation with Genterra Inc., a company whose shares are traded on the TSX Venture Exchange.  The transaction is subject to the approval of shareholders of both companies and the approval of the regulatory authorities.  In the interim period, the Company has invested a portion of its working capital in a combination of relatively short-term income producing assets.

RESULTS OF OPERATIONS

The following table sets forth items derived from the consolidated statements of operations for the three-month periods ended December 31, 2008 and 2007:

(In thousands of dollars, except per share amounts)

		2008				2007
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter

Revenue	$(491)	$(307)	$180	$(66)	$135	$(228)	$238	$409

Earnings (loss) from continuing operations	338	(68)	(40)	117	4,313	(418)	(197)	58

Earnings (loss) from discontinued operations	-	-	-	-	(402)	(353)	(256)	464

Net earnings (loss)	338	(68)	(40)	117	3,911	(771)	(453)	522
Earnings (loss) per share from continuing operations
Basic and diluted	$0.07	$(0.01)	$(0.01)	$0.02	$0.85	$(0.08)	$(0.04)	$0.01
Earnings (loss) per share from discontinued operations
Basic and diluted	$0.00	$0.00	$0.00	$0.00	$(0.08)	$(0.07)	$(0.05)	$0.09
Earnings (loss) per share
Basic and diluted	$0.07	$(0.01)	$(0.01)	$0.02	$0.77	$(0.15)	$(0.09)	$0.10

General

The following table sets forth items derived from the consolidated statements of operations for the three-month periods ended December 31, 2008 and 2007 and for the years ended December 31, 2008 and 2007:

(In thousands of dollars)	Three Months Ended December 31		Years Ended December 31
	2008	2007	2008	2007
Investment revenue (loss)	$(491)	$135	$(684)	$554
Expenses	833	(578)	1,062	(1,426)
Earnings on equity items	(29)	4,743	(27)	4,608
Earnings before income taxes	313	4,300	351	3,736
Income taxes	25	13	(4)	20
Earnings from continuing operations	338	4,313	347	3,756
Loss from discontinued operations	-	(413)	-	(1,187)
Share of earnings from discontinued operations of equity investee	-	11	-	640
Net earnings	$338	$3,911	$347	$3,209

Review of Fourth Quarter and Year-End Results December 31, 2008 and 2007

Revenue. Investment loss amounted to $491,895 for the fourth quarter of 2008 compared to investment income of $134,508 for the comparable 2007 period. Investment loss for the year ended December 31, 2008 was $684,417 compared to investment income of $553,933 for the comparable 2007 period.  Investment results for the quarter and year were impacted by the poor performance of the global equity markets.

Administrative and General Expenses.  Administrative and general expenses include fees for management and administrative services, legal and audit fees, and public company shareholder costs.  Administrative and general expenses for the three months ended December 31, 2008 were $126,259 as compared to $656,964 for the comparable 2007 period. Administrative and general expenses for the year ended December 31, 2008 were $536,873 compared to $1,083,445 in the comparable 2007 period.  The decrease in administrative and general expenses for the three months and the year ended December 31, 2008 from the comparable periods was as a result of the 2007 management compensation incurred upon the completion of the Company’s disposition of its investment interest in Polyair.

Gain (loss) on Foreign Exchange. The Company holds certain amounts of its cash in United States dollars.  The Company experienced a foreign exchange gain of $1,019,061 and $1,657,741 respectively during the three months and year ended December 31, 2008.   These gains were as a result of the strengthening of the United States Dollar.  This compares to a foreign exchange gain of $78,821 for the three months ended December 31, 2007 and an exchange loss of $342,732 for the year then ended.

Other expenses. Effective December 28, 2007, the Company sold all of its investment interest in Distinctive to Distnctive’s other major shareholder.  The proceeds from the sale of the shares was satisfied by a promissory note issued by the purchaser.  The note which is non-interest bearing has been discounted and is repayable in ten equal consecutive annual instalments of $100,000, with the first instalment due on January 15, 2009.  This note is only due and payable in any given year if Distinctive continues its business.  Over the past number of years Distinctive incurred substantial operating losses.  Distinctive continues to be impacted by a difficult retail environment as a result of competitive market conditions and the poor global economy and accordingly, management of the Company believes a reserve is appropriate.  As a result, the deferred gain on the sale of this investment has been adjusted and the reduction has been set off against the impairment loss on note receivable resulting in the net loss of $58,675.

Equity Earnings (loss). Equity earnings were $2,136 for the fourth quarter of 2008 as compared to equity loss of $518,637 for the comparable 2007 period. Equity earnings for the year ended December 31, 2008 were $4,572 compared to an equity loss of $723,175 for the comparable 2007 period. On December 31, 2007, the Company completed a private sale of all of its remaining shareholdings in Polyair.  The equity loss for the fourth quarter and year ended December 31, 2007 includes the Company’s share of equity loss of Polyair. The Company recorded adjustments to the carrying value of an investment in a significantly influenced company of $31,000 and $140,000 in 2008 and 2007 respectively.

Gain on Sale of Investments (2007).  In December 2007 the Company sold its shares in Distinctive.  The shares were paid for by the delivery to the Company of a $1 million promissory note payable in ten equal consecutive annual instalments.  The promissory note was discounted to its present value resulting in a gain of approximately $550,000.  Under Emerging Issue Committee Abstract #79, the gain on sale is only recognized in the Statement of Operations to the extent that it is realized.  Accordingly, $420,953 of the gain was deferred and reflected in the liability section of the Balance Sheet.  In December 2007 the Company also sold its remaining shareholdings in Polyair for $6.0 million, resulting in a gain of approximately $5.3 million.

Income Tax Provision. The effective tax rate for the fourth quarter of 2008 and 2007 was (7.9%) and (0.3%) respectively. The effective tax rate for the year ended December 31, 2008 and 2007 was 1.1% and (0.5%) respectively. The difference between the Company’s statutory tax rate and its effective tax rate is primarily attributable to the permanent differences associated with the tax treatment of capital gain transactions and the valuation allowance provided against certain future tax benefits.

Discontinued Operations. In August 2007 the Company announced its intention to initiate a process to sell its 50.33% investment interest in Distinctive.  Effective December 28, 2007 the Company sold its shares and the debt owed by Distinctive to Distinctive’s other major shareholder.  Accordingly, the operating results of Distinctive for the 2007 fourth quarter and the year ended December 31, 2007, losses of $413,206 and $1,186,997 respectively, have been classified by the Company as discontinued operations. The consolidated financial statements for the year ended December 31, 2007 also include the Company’s share of Polyair’s discontinued operations.  On December 31, 2007, the Company completed a private sale of all of its remaining shareholdings in Polyair.

Net Earnings (loss). Net earnings for the fourth quarter of 2008 were $338,232 as compared to net earnings of $3,911,342 in the comparable 2007 period.  Net earnings for the year ended December 31, 2008 were $347,363 as compared to net earnings of $3,208,755 for the comparable 2007 period. The results for the fourth quarter and year ended December 31, 2008 were impacted by the poor performance of the equity markets and the gain on foreign exchange. The 2007 earnings resulted from the gain on the sale of the Company’s investments in Distinctive and Polyair offset by the discontinued operation loss from Distinctive of $1,186,997.

Inflation. Inflation has not had a material impact on the results of the Company’s operations in its last quarter and is not anticipated to materially impact on the Company’s operations during its current fiscal year.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s principal sources of liquidity are cash on hand, short-term investments and cash flow from operations.

The Company's working capital amounted to $16.3 million at December 31, 2008 compared to $15.8 million at December 31, 2007.  The ratio of current assets to current liabilities increased to 17.9:1 at December 31, 2008 from 11.2:1 at December 31, 2007.

During the twelve months ended December 31, 2008 the Company’s cash position increased by approximately $3.2 million to $14.2 million from $11.0 million at December 31, 2007.  The net increase was due to the following:
-
Operating Activities increased cash by $62,315.  This was a result of $664,130 in cash generated from operations, including an unrealized gain of $8,136 on foreign exchange, offset by $601,815 of cash used for changes in non-cash components of work capital;

-	Financing Activities utilized $7,505 of cash for the purchase of common shares for cancellation;

-
Investing Activities increased cash by $3,162,177.  This was due to the repayment of notes receivable of $752,459, proceeds of $59,891 received on the redemption of shares in a significantly influenced company and a decrease in short-term investments of $2,349,827.

The Company’s ongoing expected costs include administrative expenses, fees for management and administrative services provided to the Company, legal and audit fees and public company shareholder costs.  The Company expects to generate the revenue required in order to service these expenditures from interest and investment income.

RELATED PARTY TRANSACTIONS

The Company entered into transactions and had outstanding balances with various companies related by common ownership and management.  These transactions are in the normal course of business and are summarized as follows:

The Company paid to Forum Financial Corporation (“Forum”) an agreed upon fee of $240,000 for administrative, management and consulting services rendered for the year ended December 31, 2008. These services include office, administrative and clerical services, including bookkeeping and accounting.  Forum also assists in the decision making process relating to the Company’s and its subsidiary’s various investment interests. Fred A. Litwin, the President, a director and indirect controlling shareholder of the Company, is an officer, director and controlling shareholder of Forum. Stan Abramowitz is an officer and director of both the Company and Forum.

SHARE DATA

The following table sets forth the Outstanding Share Data for the Company as at March 23, 2009:

	Authorized	Issued

Preference Shares, issuable in series	Unlimited
Class A Preference shares $0.04 non-cumulative, non-voting, non-participating, $0.44 redeemable	Unlimited	315,544

Common Shares	Unlimited	5,076,407

RISKS AND UNCERTAINTIES

The Company is subject to a number of broad risks and uncertainties including general economic conditions.  In addition to these broad business risks, the Company has specific risks that it faces, the most significant of which are detailed below.

Credit Risk.  Cash and cash equivalents are maintained with several financial institutions.  Deposits held with banks may exceed the amount of insurance provided on such deposits.  Generally these deposits may be redeemed upon demand and are maintained with financial institutions of reputable credit and therefore bear minimal credit risk.

Currency Risk.  Currency risk is the risk that a variation in exchange rates between the Canadian dollar and foreign currencies will affect the Company’s operating and financial results.  The Company currently holds minimal funds denominated in United States dollars.  The value of this currency fluctuates due to changes in the exchange rate, which is beyond the control of the Company.  In the event that the Canadian dollar was to appreciate in value against the United States dollar this would have a nominal negative financial impact on the Company and therefore the currency risk is minimal.

Interest Rate Risk.  Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market rates.  The Company has not used derivative financial instruments to alter the exposure to interest rate risk.

The primary objective of our investment activities is to preserve capital while at the same time maximizing the income we receive from our investments without significantly increasing risk.  Some of the securities that we invest in may have market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate.  For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the principal amount of our investment could decline.  We currently maintain an investment portfolio consisting of short-term deposits, Canadian bond obligations and equity investments.  Due to the relative short-term nature of these investments, we believe that we have no material exposure to interest rate risk arising from our investments.

Other Price Risk.  Other price risk is the risk that the market value or future cash flows of financial instruments will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk). The Company moderates this risk through a careful selection and diversification of securities and other financial instruments within the limits of the Company’s objectives and strategy.

The risks and uncertainties discussed above highlight the more important factors that could significantly affect the Company’s operations and profitability.  They do not represent an exhaustive list of all potential issues that could affect the financial results of the Company.

OUTLOOK

Over the past few years, the Company’s former investment interests in both Distinctive and Polyair incurred substantial operating losses.  Management of the Company spent considerable time and effort in assisting these former business units in restructuring their operations and enhancing their ability to become more competitive in their respective industries.  These efforts provided the Company with the opportunity to maximize shareholder value, culminating in the December 2007 sale of both units.  With the divestiture transactions completed, the Company now has the financial and management resources to seek out new long-term strategic acquisitions with the potential for future growth.

The Company recently announced that its directors have approved a business combination by way of a proposed amalgamation with Genterra Inc., a company whose shares are traded on the TSX Venture Exchange.  The transaction is subject to the approval of the shareholders of both companies and the approval of the regulatory authorities.  The combined company will benefit from the synergies resulting from a larger corporation with larger and more varied assets, a larger equity and income base and greater opportunities, which will help facilitate the financing of future growth and expansion.  The combined entity will allow for the businesses of both companies to operate on a more expeditious and cost effective basis.

In the interim, the Company’s working capital is held in a combination of cash and liquid marketable securities with risk-adjusted returns.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s discussion and analysis of its results of operations and financial condition are based upon its consolidated financial statements that have been prepared in accordance with generally accepted accounting principles in Canada.  The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities.  Estimates and assumptions are evaluated on an ongoing basis and are based on historical and other factors believed to be reasonable under the circumstances. The results of these estimates may form the basis of the carrying value of certain assets and liabilities and may not be readily apparent from other sources.  Actual results, under conditions and circumstances different from those assumed, may differ from estimates.

The Company believes the following accounting policy is critical to its business operations and the understanding of results of operations:

Future Income Taxes – The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of the assets and liabilities.  Consistent with this policy the Company recognizes future tax assets net of a valuation allowance, taking into account whether it is more likely than not that the recognized future tax assets will be realized.  Changes in future profitability of the Company may impact the realization of these future tax assets.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
The Canadian Institute of Chartered Accountants (“CICA”) has issued Handbook Sections 3862 “Financial Instruments – Disclosures” and 3863 “Financial Instruments – Presentation”.  These new standards replace Handbook Section 3861 “Financial Instruments – Disclosure and Presentation” and enhance the disclosure of the nature and extent of risks arising from financial instruments and how the entity manages these risks.  These new standards have been adopted by the Company effective January 1, 2008.

The CICA has issued Handbook Section 1535 “Capital Disclosures”.  This section establishes standards for disclosures of both qualitative and quantitative information that enable users to evaluate the company’s objectives, policies and processes for managing capital.  These new standards have been adopted by the Company effective January 1, 2008.

To the extent applicable, the adoption of these accounting policies has been reflected in the Company’s audited consolidated financial statements for the year ended December 31, 2008.

In February 2008, the CICA issued amendments to Handbook Section 1000, “Financial Statement Concepts” to clarify the criteria for recognition of an asset and the timing of expense recognition.  The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The Company will apply the amendments to Handbook Section 1000 commencing January 1, 2009. The implementation of the amendments to Handbook Section 1000 will not have an impact on the Company’s results of operations, financial position and disclosures as these amendments are clarifications on the application of Handbook Section 1000.

In February 2008, the CICA issued a new accounting standard, Handbook Section 3064, concerning goodwill and intangible assets.  The new section replaced the existing guidance on goodwill and other intangible assets and research and development costs.  The new section provides additional guidance on measuring the cost of goodwill and intangible assets. The new standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.  The implementation of this new standard does not have any impact on the Company’s results of operations, financial position and disclosures.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

The Canadian Accounting Standards Board (“AcSB”) confirmed that the adoption of IFRS would be effective for the interim and annual periods beginning on or after January 1, 2011 for Canadian publicly accountable profit-oriented enterprises.  IFRS will replace Canada’s current GAAP for these enterprises.  Comparative IFRS information for the previous fiscal year will also have to be reported.  These new standards will be effective for the Company in the first quarter of fiscal 2011.

We are currently in the process of evaluating the potential impact of IFRS to our consolidated financial statements. This will be an ongoing process as new standards and recommendations are issued by the International Accounting Standards Board and the AcSB.  While the Company has begun assessing the adopting of IFRS, including the commencement of the initial planning and assessment stage, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.  To assist with its implementation, Forum employees have attended various IFRS training courses.

The Canadian Securities Administrators issued Staff Notice 52-321, Early Adoption of International Financial Reporting Standards, which provides issuers with the option to early adopt IFRS effective January 1, 2009. It is not our intention to early adopt these standards.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures as at December 31, 2008 as required by Canadian securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer, have concluded that, as of December 31, 2008, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow for accurate disclosure to be made on a timely basis.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

As required by National Instrument 52-109 (Certification of Disclosure in Issuers’ Annual and Interim Filings), the Chief Executive Officer and the Chief Financial Officer have caused to be evaluated under their supervision the effectiveness of such internal controls over financial reporting using the framework established in ‘Internal Control – Integrated Framework (COSO Framework) published by The Committee of Sponsoring Organizations of the Treadway Commission (COSO)’. Based on that evaluation, they have concluded that the design and operation of the Company’s internal controls over financial reporting were effective as at December 31, 2008.

In designing and evaluating such controls, it should be recognized that due to inherent limitations, any controls, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and may not prevent or detect misstatements.  Projections of any evaluations of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.  Additionally, management is necessarily required to use judgment in evaluating controls and procedures.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

The Chief Executive Officer and Chief Financial Officer have also evaluated whether there were changes in the Company’s internal controls over financial reporting that occurred during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.  The Chief Executive Officer and Chief Financial Officer have determined that no material changes occurred during this period.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s Annual Information Form, audited year-end financial results and unaudited quarterly financial results, can be accessed on SEDAR (www.sedar.com) in Canada and on EDGAR (www.sec.gov/edgar.shtml) in the United States.  For further information shareholders may also contact the Company by email at info@consolidatedmercantile.com

GENERAL

Except where otherwise indicated, information contained herein is given as of March 23, 2009.

DIRECTORS

Fred A. Litwin
Stan Abramowitz
Sol D. Nayman
Ian Dalrymple
Mark E. Dawber

OFFICERS

Fred A. Litwin - President
Stan Abramowitz - Secretary

AUDITORS

BDO DUNWOODY LLP, Chartered Accountants
Toronto, Canada

REGISTRAR & TRANSFER AGENT

COMPUTERSHARE INVESTOR SERVICES INC.
Toronto, Canada

BANKERS

ROYAL BANK OF CANADA
Toronto, Canada

HEAD OFFICE

106 Avenue Road
Toronto, Canada
M5R 2H3

LISTED

TORONTO STOCK EXCHANGE
Symbol:                      CMC – Common

QUOTED

THE OTC BULLETIN
Symbol: CSLMF.PK – Common

CONSOLIDATED MERCANTILE INCORPORATED
106 Avenue Road
Toronto, Ontario
M5R 2H3